UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2004            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.  News Release dated October 12, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: October 12, 2004	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

October 12, 2004

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

Esperanza Announces Atocha Underground and Drill Sample Results

Esperanza Silver Corp. announces results from sampling of both new underground areas and additional drilling of its Atocha project.

Small-scale, underground mining has been on-going in the Carmen area at Atocha since Esperanza acquired the project in December of 2003. A local contractor has been extracting approximately 200 tonnes per month and paying an 8 percent royalty to the Company. Continued mine development by the contractor has resulted in a new sub-level 20 meters below the principal level which previously was sampled by Esperanza (News Release Feb. 18, 2004). New sampling by Esperanza has yielded the following high-grade results:

Interval (meters)	Silver (grams/tonne)	Silver (ounces/ton)
3.8	893	26.0
includes
1.2	759	22.1
1.3	677	19.7
0.8	1,905	55.6

0.8	4,100	119.6
1.0	160	4.7

The new samples were collected at various points along a 45 meter strike-length that is open in both directions. The Company is currently drilling an additional diamond-core hole below this level.

The first phase of drilling has concluded at the Condor Iquiña area approximately 1.5 kilometers north of Carmen. Five diamond drill holes for a total of 824 meters were completed. These include the three drill holes previously announced (News Release Sep. 7, 2004) two of which (CI-1 and CI-2) have been subsequently deepened. These two drill holes together with CI-3 were drilled to test the down dip extension of mineralization known by surface or near-surface sampling. Drill holes CI-4 and CI-5 were drilled to test the lateral extension of this zone along an approximately 50 meter strike length. The drilling intercepted multiple zones of mineralization that are tabular in form and hosted by sandstone beds. These zones, known as mantos, are stacked on top of each other to resemble a layer-cake. The table below summarizes the drill results.

Drill Hole	From	To	Thickness	Silver	Silver
			(Meters)	(grams/tonne)	Ounces/ton

CI-1	93.5	97.8	4.2	98	2.9
	108.8	113.1	4.3	120	3.5
	121.8	124.1	2.4	89	2.6

CI-2	28.2	31.6	3.4	114	3.3
	87.3	93.5	6.2	154	4.5
	99.5	101.7	2.2	160	4.7

CI-3	22.1	30.8	8.7	98	2.9
	70.7	72.8	2.1	163	4.8
	77.2	81.6	4.4	106	3.1
	100.5	102.3	1.8	136	4.0

Drill holes CI-4 and CI-5 were drilled to test the north and south lateral extension of the mineralization. Both penetrated the mantos with values ranging from anomalous to 140 grams/tonne silver (4.1 ounces/ton).1

“The drill and sample results to date are indicating the outlines of a large mineralizing system in the Condor Iquiña area. We are also seeing an extension of the Carmen zone at depth. Once we finish the last drill hole in the Carmen area we will be taking some time to more fully analyze the information we have collected, build three-dimensional models and plan the next phase of activity” said Bill Pincus, Esperanza President and CEO.

For further information contact:

William Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release

Footnotes

1 William Bond, M.Sc., P.Geol., and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Atocha exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Samples were analyzed by ICP analysis and in some cases atomic absorption analysis.